Mail Stop 3561

May 16, 2007

Mr. Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
3150 139th Avenue SE
Bellevue, Washington 98005

      RE: Expedia, Inc.
               Form 10-K for the year ended December 31, 2006
               Filed February 28, 2007
               File No. 000-51447

Dear Mr. Khosrowshahi:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Linda Cvrkel
                                  Branch Chief